UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form 10-D

[  ] Form N-SAR [  ] Form N-CSR

For the Period Ended: December 31, 2020

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Overseas Shipholding Group, Inc.

Full Name of Registrant

302 Knights Run Avenue, Suite 1200

Address of Principal Executive Office (Street and Number)

Tampa, Florida 33601

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable).

PART III – NARRATIVE

Because of the COVID-19 pandemic, global and U.S. demand for refined petroleum products has been significantly reduced. This has depressed demand for crude oil and product transport vessels and has led to continued uncertainty as to when demand recovery will occur. As a result, several of the vessels in the fleet of Overseas Shipholding Group, Inc. (“OSG”) are not on time charter and have been placed in layup in order to conserve costs during the period of the downturn in the market. OSG has been engaged with its lenders in reexamining certain of the financial covenants that are appropriate during this period. Waivers and amendments to certain of the covenants under the syndicated secured term loan facility agented by PGIM, Inc. (the “Prudential Term Loan”) and five other outstanding vessel financing term loans (collectively with the Prudential Term Loan, the “Term Loans”) have been agreed to and have either been executed or are expected to be executed upon completion of formal documentation, in order to avoid technical defaults under the Term Loans.

OSG is current and expects to remain current in its payment obligations under all of its borrowings.

As a result of the foregoing, OSG is unable to file, without unreasonable effort and expense, its Form 10-K for the fiscal year ended December 31, 2020 by its due date of March 16, 2021.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Susan Allan, Esq.	(813)	209-0620
(Name)	(Area Code)	(Telephone Number)

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the significant change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Registrant Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 17, 2021	By:	/s/ Richard Trueblood
Richard Trueblood
	Title:	Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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